Notice of Annual General & Special Meeting of Shareholders and
Availability of Proxy Materials

MEETING DATE AND LOCATION

Meeting Type:	Annual General and Special Meeting of Shareholders (the “Meeting”)

When:	June 9, 2017 at 2:00 p.m. (Vancouver Time)

Where:	Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7

BUSINESS OF THE MEETING

1.	To set the number of directors at seven (7) (see “Election of Directors” in the Circular);

2.	To elect the directors of the Company for the ensuing year (see “Election of Directors” in the Circular);

3.	To appoint KPMG LLP, Chartered Accountants, as Auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration (see “Appointment of Auditor” in the Circular);

4.

To pass the ordinary resolution to approve all amendments made to section 2.8 – Terms or Amendments Requiring Disinterested Shareholder Approval of the Company’s incentive Share Option Plan dated for reference September 27, 2011, such amendments being approved by the Board of Directors on May 2, 2017, and as more particularly described in the Circular (see “Particulars of Matters to be Acted Upon” in the Circular); and

5.

To pass the ordinary resolution to approve continuation of the Company’s incentive Share Option Plan dated for reference September 27, 2011, as amended May 2, 2017, for a further three year period, as more particularly described in the Circular, and to approve any unallocated options available thereunder (see “Particulars of Matters to be Acted Upon” in the Circular).

NOTICE-AND-ACCESS

Asanko Gold Inc. (“Asanko” or the “Company”) is using the notice-and-access model for delivery of meeting materials to shareholders of common shares of Asanko (“Shareholders”). Under notice-and-access, Shareholders still receive a proxy for registered Shareholders or voting instruction form for non-registered (beneficial) Shareholders enabling them to vote at the Meeting. However, instead of a paper copy of the Company’s management information circular dated April 28, 2017 (the “Circular”), Shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery contributes to the protection of the environment by reducing tree, water and energy consumption, and will reduce the cost of printing and mailing materials to Shareholders.

Therefore, instead of receiving the Circular by mail, you may view it electronically by visiting www.asanko.com/Investors/AGM-Materials or the Company’s SEDAR profile at www.sedar.com.

HOW DO I OBTAIN A PRINTED COPY OF THE CIRCULAR?

Should you wish to receive paper copies of the Circular or have any questions related to this meeting, please contact Asanko at info@asanko.com, or by phone at 604-683-8193 or 1-855-246-7341.

If you request materials before the Meeting, the Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Circular before the voting deadline for the Meeting of 2:00 p.m. (Pacific Time) on Wednesday, June 7, 2017, your request must be received no later than Wednesday, May 24, 2017. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

If you request materials on the date of the Meeting or in the year following the filing of the Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

WHO CAN VOTE?

Holders of common shares of Asanko on the record date of April 28, 2017 are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

	Beneficial Shareholders	Registered Shareholders
	Shares held with a broker, bank or other	Shares held in own name and represented by a
	intermediary.	physical certificate.

Internet:	www.proxyvote.com	www.investorvote.com

Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775

Mail:	Return the voting instruction form in the enclosed	Return the form of proxy in the enclosed postage
	postage paid envelope.	paid envelope.

If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. You are reminded to view the Meeting materials prior to voting.

Please submit your vote well in advance of the proxy deposit deadline on
June 7, 2017 at 2:00 p.m. (Vancouver Time).

BOARD RECOMMENDATION

The Board of Directors of Asanko unanimously recommends that Shareholders VOTE FOR of all the proposed resolutions.

By order of the Board,

/s/ Peter Breese

Peter Breese
President and Chief Executive Officer
May 2, 2017

If you have questions or require assistance with voting, please contact Asanko’s proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com